Exhibit 12.1

                                      TOSCO CORPORATION AND SUBSIDIARIES
                               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999
                    AND THE YEARS ENDED DECEMBER 31, 1999, 1998, 1997, 1996, AND 1995
                                            (Millions of Dollars)

                                                       Six Months Ended
                                                          June 30,               Year Ended December 31,
                                                 -------------------------------------------------------
                                                 2000    1999    1999(a) 1998(a) 1997    1996     1995
                                                 ----    ----    ----    ----    ----    ----     ----

Income before income taxes and distributions
   on Trust Preferred Securities                $378.1   $199.3  $765.9  $198.8  $380.8  $247.8   $127.4

Fixed charges to be added to income before
   income taxes and distributions on Trust
   Preferred Securities:
   Interest expense, including amortization
   of debt expenses                               80.1     65.4   128.5   131.8   144.9    91.1     59.8
   Interest factor of rental expense              20.3     16.6    30.9    46.6    42.1    29.9     17.8
                                                  ----     ----    ----    ----    ----    ----     ----

Earnings as adjusted                            $478.5   $281.3  $925.3  $377.2  $567.8  $368.8   $205.0
                                                ------   ------  ------  ------  ------  ------   ------

Fixed charges:
   Interest expense, including amortization      $80.1    $65.4  $128.5  $131.8  $144.9   $91.1    $59.8
   of debt expenses
   Interest capitalized                            2.1      0.7     2.3     2.2     1.7     1.4      4.7
   Interest factor of rental expense              20.1     16.6    30.9    46.6    42.1    29.9     17.8
   Distributions on Trust Preferred
   Securities(b)                                   8.6      8.6    17.3    17.3    17.3     0.8      --
                                                   ---      ---    ----    ----    ----     ---     ----

   Total fixed charges                          $111.1    $91.3  $179.0  $197.9  $206.0  $123.2    $82.3
                                                ------    -----  ------  ------  ------  ------    -----

   Ratio of earnings to fixed charges             4.31     3.08    5.17    1.91    2.76    2.99     2.49
                                                  ====     ====    ====    ====    ====    ====     ====

(a)  Earnings for the year ended December 31, 1999 include a $240 million write-up of LIFO inventories previously written down to their net realizable value. The ratio of earnings to fixed charges for 1999 would have been 3.83x excluding the inventory write-up. Earnings for the year ended December 31, 1998 include the writedown of LIFO inventories of $240 million. The ratio of earnings to fixed charges for 1998 would have been 3.12x excluding the inventory writedown.

(b)  In December 1996, Tosco Financing Trust (the "Trust"), a Delaware business trust, whose common securities are owned by Tosco, issued, in a private placement, 6,000,000 shares of 5.75%
     company-obligated, mandatorily redeemable, convertible preferred securities (the "Trust
     Preferred Securities"). The net proceeds were used to purchase an equal amount of 5.75%
     convertible junior subordinated debentures of Tosco due on December 15, 2026 (the "Convertible
     Debentures"). The sole assets of the Trust are the Convertible Debentures, guaranteed by Tosco.
     The Trust Preferred Securities represent preferred undivided interests in the Trust's assets, with a liquidation preference of $50 per security, for a total liquidation preference of $300.0 million.